Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Six Months
	Ended
	June 30,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations	$109,765	$301,132	$317,143	$223,163	$246,590	$225,384
Income taxes	16,519	152,447	156,418	126,892	136,142	102,202
Fixed charges	119,341	235,705	225,119	214,430	214,803	225,041

Total Earnings	$245,625	$689,284	$698,680	$564,485	$597,535	$552,627

Fixed Charges:
Interest charges	$106,349	$208,521	$196,826	$185,087	$183,527	$193,973
Estimated interest portion of annual rents	12,992	27,184	28,293	29,343	31,276	31,068

Total Fixed Charges	$119,341	$235,705	$225,119	$214,430	$214,803	$225,041

Preferred Stock Dividend Requirements:
Income (loss) before income taxes	$126,284	$453,579	$473,561	$350,055	$382,732	$327,586
Net income (loss) from continuing operations	109,765	301,132	317,143	223,163	246,590	225,384

Ratio of income (loss) before income taxes to net income	1.150	1.506	1.493	1.569	1.552	1.453
Preferred stock dividends	—	—	—	—	—	—

Preferred Stock Dividend Requirements — Ratio (above) Times Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$119,341	$235,705	$225,119	$214,430	$214,803	$225,041
Preferred stock dividend requirements	—	—	—	—	—	—

Total Fixed Charges and Preferred Stock Dividend Requirements	$119,341	$235,705	$225,119	$214,430	$214,803	$225,041

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	2.05	2.92	3.10	2.63	2.78	2.45